Invest in ModVans

Multipurpose camping vehicles for family, work and play



MODVANS.COM OXNARD CA

Hardware | Main Street | Technology | B2C | Manufacturing

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Why you may want to invest in us...

1. $1T Market: SUV/Pickup Truck/Minivan/RV Replacement
2. Proven Demand: $12M deposit backed reservations, $6M signed sales orders, $3.6M revenue
3. Proven Operations: 50+ Customer Deliveries, Building 6 CV1s/month (and growing fast)
4. Competitive Advantages: 3+ Patents Pending, Rapid Design, MRP, Direct to Consumer Sales

Why investors ❤ us

WE'VE RAISED $1,731,981 SINCE OUR FOUNDING



I met PJ and Laurie a couple of years ago as they were on a journey to build a business that was filling a void in the market. I believe in the leadership of PJ and Laurie as they continue to grow and expand ModVans. They have proven their ability to guide and lead their team through critical operational successes. They have a vision for ModVans that I agree with - one that focuses on satisfying their customers and delivering a quality product. With this vision I believe they are on a pathway to success.

Charles Best

LEAD INVESTOR | INVESTING $1,000 THIS ROUND

Our team



Pj Tezza
Co-Founder/CEO
20+ years experience in start-up and early stage technology companies, multiple successful exits



Laurie Tezza
Co-Founder/Ops Director
MBA, 20+ years experience in start-ups



Jt Aupetit
Chief Engineer
BS Mechanical Engineering, UC Berkeley, MS Aerospace Engineering, CU Boulder



Chris Middleton
Production Supervisor
25 Years of Manufacturing, Former Director of Western Operations for GM

In the news















Invest in ModVans

A smart alternative to owning three separate vehicles for family, work, and play. ModVans CV1 is the superhero of campervans, hauling kids to and from soccer practice by day and road-tripping by night, it's a cargo van for work during the week and living space for play on weekends; it's an adventure van that doubles as a daily driver.



Multipurpose Vehicles Great for Vacay and Everyday

- Safe, comfortable seating for up to 7 people (5 standard)

- Easy to drive, park and service Ford Transit chassis

- Available 4x4, AWD and Twin Turbo EcoBoost engine

- Affordable: $500/month with RV financing

- Popup Top with over 6 1/2' standing room and spacious bed

- Modular: all cargo area components removeable

- Camping features: A/C, furnace, fridge, sink, stove, toilet, shower, 2 beds

- New models, modules and features in product roadmap



A $1 Trillion Market

	Units Sold	Average Price	Monthly Cost
SUVs	7,326,399	$38,541	$827
Trucks	2,822,838	$47,069	$982
Minivans	484,618	$33,685	$738
Tesla Model 3	145,846	$60,000	$1,327
Class B RVs	5,881	$120,000	$759
ModVans CV1		**$88,000**	**$523**

Can the CV1 really really replace an SUV or Pickup Truck? 5 years ago, our founders replaced an aging 7 passenger SUV with the CV1 prototype and we haven't looked back! 3 of our first 5 preorders were to families with kids. Since then, over 50% of our deliveries are to families replacing a daily driver. Critically, with available RV financing, insurance and warranties, the CV1 is more affordable on a monthly basis.

Proven Demand





3   1,433

We first connected with buyers through ads on Craigslist. Response to our offering was so sensational that we hit our goal of 5 preorders and stopped all paid advertising after only a month. Since then, all sales have come from unpaid organic growth via Google searches, customer referrals and mentions online and in the press. Since our launch in mid-2017, we have $12M in deposit backed reservations, $6M signed sales orders and $3.6M revenue from CV1s delivered to happy customers.

Market response to the ModVans CV1 has been so phenomenal that production cannot meet demand. We want to meet that demand head on! Rather than make people wait for years as we bootstrap our way to expansion, we decided to launch this crowdfunding campaign.

During the COVID-19 pandemic, ModVans has grown sales and delivered completed CV1s to customers. Navigating supply chain issues has been challenging (to say the least), but we are surviving and thriving!

Proven Operations



In 2.5 years, ModVans has achieved the following milestones:

- Prototype to production in 6 months

- 40+ customer deliveries in 2 years

- Acquired critical certifications

- Moved from 2,400 square foot shop to 8,400 square foot

- Grown from 3 to 12 employees

- Made key hires in engineering and production

You can read more about our recent progress at https://www.linkedin.com/pulse/modvans-moves-bigger-digs-makes-plans-survive-covid-19-p-j-tezza/ and https://www.linkedin.com/pulse/modvans-production-capacity-expansion-p-j-tezza/.

If you have any doubts about our ability to successfully operate the business, feel free to schedule an in person visit at our shop in Oxnard, CA!

Competitive Advantages

MODVANS IS FAR AHEAD OF THE COMPETITION

	M	Class B RVs Airstream Winnebago	Custom Van Outfitters	Minivan / SUV / Truck
Modular	✓			
Easy to Drive and Service	✓		✓	✓
Safe, Comfortable Seating for 5+	✓			✓
Camping Features	✓	✓	✓	
Rapid, Iterative Manufacturing	✓			
Average Price	$90K	$120K	$150K	$40K
Monthly Cost	US$583	US$759	N/A	US$800

ModVans has these key barriers to competition:

- Modular design enabled by over 200 custom parts and utility patents

- Easy to drive and service (compared with high roof Class B RVs)

- Camping features such as beds, fridge and A/C (compared with SUVs)

- Lower monthly cost

While we have large, well financed competitors, it takes those companies years and millions of dollars to bring new products to market. Smaller competitors would have to spend thousands of hours in R&D, gain critical certifications and build up a large stockpile of chassis.

Investor Q&A

What does your company do? ⌄

— COLLAPSE ALL

ModVans builds multipurpose camping vehicles for family, work and play. Our CV1 camper van comes standard with safe, comfortable seating for 5 passengers, 2 beds and removable RV components. We have high demand and are in production with over 50 vehicles delivered to customers all across the US.

Where will your company be in 5 years? ⌄

The CV1 camper van is the only mass production, multipurpose "soccer mom" compatible RV with good MPG, easy driving and parking, safe and comfortable 2nd row seats and slick enough styling for mass market appeal. Our goal is to acquire part of the market for SUVs, pickup trucks and minivans, currently worth over $1 trillion/year in the US.

Why did you choose this idea? ⌄

Originally built for personal use by our founders, Laurie and PJ Tezza, the prototype CV1 immediately drew attention and questions. We first connected with buyers through $5 ads on Craigslist. Response to our offering was so sensational that we stopped all paid advertising after only a month.

Can I see photos of your van? How much do they cost? ⌄

Yes! Head on over to our website at www.modvans.com where we have videos, photos, pricing and online ordering!

With millions in sales and revenue, why do you need money from investors?
⌄

Rather than make people wait for years as we bootstrap our way to expansion, we decided to launch this crowdfunding campaign so we could grow quickly and well in advance of competition. So far in our investigations, banks and other similar types of organizations will not lend against consumer orders.
